UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Cinergy Services, Inc.

(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation: February 23, 1994

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company: Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Lynn J. Good, Vice President, Finance and Controller, 139 East Fourth Street, Cincinnati, Ohio 45202

        Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Cinergy Corp.

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.	Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.	Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.	Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.	Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.	Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10.	Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	Annual Statement ofCompensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.	Collection of Information. The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 (“Act”) require it. The Commission uses this information to determine the existence of detriments to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

ANNUAL REPORT OF CINERGY SERVICES, INC.
For the Year Ended December 31, 2004

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                              Schedule or
Description of Schedules and Accounts                                         Account No.     Page No.
-------------------------------------                                         -----------     --------

Comparative Balance Sheets - Assets                                         Schedule I            4
Comparative Balance Sheets - Liabilities                                    Schedule I            5
 Service Company Property                                                   Schedule II           6
Accumulated Provision for Depreciation and Amortization of Service
Company Property                                                            Schedule III          7
Investments                                                                 Schedule IV           8
Accounts Receivable from Associate Companies                                Schedule V            9
Fuel Stock Expenses Undistributed                                           Schedule VI          10
Stores Expense Undistributed                                                Schedule VII         11
Miscellaneous Current and Accrued Assets                                    Schedule VIII        12
Miscellaneous Deferred Debits                                               Schedule IX          13
Research, Development, or Demonstration Expenditures                        Schedule X           14
Proprietary Capital                                                         Schedule XI          15
Long-term Debt                                                              Schedule XII         16
Current and Accrued Liabilities                                             Schedule XIII        17
Notes to Financial Statements                                               Schedule XIV         18
Comparative Income Statements                                               Schedule XV          27
Analysis of Billing - Associate Companies                                   Account 457          28
Analysis of Billing - Nonassociate Companies                                Account 458          30
Analysis of Charges for Service - Associate and Nonassociate Companies      Schedule XVI         31
Schedule of Expense Distribution by Department or Service Function          Schedule XVII        32
Departmental Analysis of Salaries                                           Account 920          35
Outside Services Employed                                                   Account 923          36
Employee Pensions and Benefits                                              Account 926          38
General Advertising Expenses                                                Account 930.1        39
Miscellaneous General Expenses                                              Account 930.2        40
Rents                                                                       Account 931          41
Taxes Other Than Income Taxes                                               Account 408          42
Donations                                                                   Account 426.1        43
Other Deductions                                                            Account 426.5        44
Notes to Statements of Income                                               Schedule XVIII       45

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                                                          Page No.
------------------------------------                                                          --------

Organization Chart                                                                               46
Methods of Allocation                                                                            47
Annual Statement of Compensation for Use of Capital Billed                                       49

Annual Report of Cinergy Services, Inc.

As of December 31, 2004 and 2003

Schedule I - COMPARATIVE BALANCE SHEETS

Give balance sheet of the Company as of December 31 of the current and prior year

                                                                     REF                  December
  ACCOUNT                ASSETS AND OTHER DEBITS                    SCHED          2004             2003
----------- --------------------------------------------------- ----------- ---------------------------------
                                                                                                 (unaudited)

              SERVICE COMPANY PROPERTY
              ------------------------
  101         Service Company Property                                 II      $   54,788,141   $  44,564,233
  107         Construction Work in Progress                            II          31,469,708      19,057,345
                                                                               --------------   -------------
                       Total Property                                              86,257,849      63,621,578
  108         Accumulated Provision for Depreciation and
              Amortization of   Service Company Property              III         (37,859,989)    (33,789,123)
                                                                               --------------   --------------
                       Net Service Company Property                                48,397,860      29,832,455

              INVESTMENTS
              -----------
  123         Investments in Associate Companies                       IV                   -               -
  124         Other Investments                                        IV          13,312,318      12,482,584
                                                                               --------------   -------------
                       Total Investments                                           13,312,318      12,482,584

              CURRENT AND ACCRUED ASSETS
              --------------------------
  131         Cash                                                                          -       1,303,297
  134         Special Deposits                                                              -               -
  135         Working Funds                                                                 -           4,148
  136         Temporary Cash Investments                               IV                   -               -
  141         Notes Receivable                                                              -               -
  143         Accounts Receivable                                                     852,705       1,429,031
  144         Accumulated Provision for Uncollectible Accounts                              -               -
  145         Notes Receivable from Associate Companies (Note 3)                   97,342,111     113,667,284
  146         Accounts Receivable from Associate Companies             V           20,031,584      58,208,071
  152         Fuel Stock Expenses Undistributed                        VI                   -               -
  154         Materials and Supplies                                                        -               -
  163         Stores Expense Undistributed                            VII            (101,635)              -
  165         Prepayments                                                           2,472,067       3,773,862
  174         Miscellaneous Current and Accrued Assets                VIII                  -               -
                                                                               --------------   -------------
                       Total Current and Accrued Assets                           120,596,832     178,385,693

              DEFERRED DEBITS
              ---------------
  181         Unamortized Debt Expense                                                      -               -
  184         Clearing Accounts                                                             -               -
  186         Miscellaneous Deferred Debits                            IX          26,549,387      18,920,701
  188         Research, Development, or Demonstration Expenditures     X                    -               -
  190         Accumulated Deferred Income Taxes (Note 6)                           80,031,397      30,588,971
                                                                               --------------   -------------
                       Total Deferred Debits                                      106,580,784      49,509,672

              TOTAL ASSETS AND OTHER DEBITS                                    $  288,887,794   $ 270,210,404
                                                                               ==============   =============

Annual Report of Cinergy Services, Inc.

As of December 31, 2004 and 2003

Schedule I — COMPARATIVE BALANCE SHEETS (Continued)

                                                                             REF                  December
    ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL              SCHED          2004             2003
---------------- -------------------------------------------------------- ----------- ---------------- ----------------
                                                                                                (unaudited)

                 PROPRIETARY CAPITAL
                 -------------------
      201        Common Stock Issued (Note 2)                                 XI        $         4      $         4
      208        Donations Received from Stockholders                         XI            155,346          155,346
      211        Miscellaneous Paid-In-Capital                                XI                999              999
      215        Appropriated Retained Earnings                               XI                  -                -
      216        Unappropriated Retained Earnings                             XI                  -                -
      219        Accumulated Other Comprehensive Income (Loss) (Note 7)       XI        (38,735,835)     (29,819,901)
                                                                                       ------------     ------------
                            Total Proprietary Capital                                   (38,579,486)     (29,663,552)

                 LONG-TERM DEBT
                 --------------
      223        Advances From Associate Companies                           XII                  -                -
      224        Other Long-Term Debt                                        XII                  -                -
      225        Unamortized Premium on Long-Term Debt                                            -                -
      226        Unamortized Discount on Long-Term Debt                                           -                -
                                                                                       ------------     ------------
                            Total Long-Term Debt                                                  -                -

                 CURRENT AND ACCRUED LIABILITIES
                 -------------------------------
      231        Notes Payable                                                                    -                -
      232        Accounts Payable                                                        38,354,396       30,977,133
      233        Notes Payable To Associate Companies                        XIII                 -                -
      234        Accounts Payable to Associate Companies                     XIII         8,266,155          425,000
      235        Customer Deposits                                                                -                -
      236        Taxes Accrued (Note 6)                                                   1,089,648        3,265,633
      237        Interest Accrued                                                                 -                -
      238        Dividends Declared                                                               -                -
      241        Tax Collections Payable (Note 6)                                         2,439,808        1,909,397
      242        Miscellaneous Current and Accrued Liabilities               XIII        17,514,828        9,958,268
                                                                                       ------------     ------------
                            Total Current and Accrued Liabilities                        67,664,835       46,535,431

                 DEFERRED CREDITS
                 ----------------
      228        Accumulated Provisions for Pensions and Benefits (Note 5)               82,724,202       68,414,358
      253        Other Deferred Credits (Pensions and Benefits) (Note 5)                177,064,036      185,198,875
      255        Accumulated Deferred Investment Tax Credits                                      -                -
                                                                                       ------------     ------------
                            Total Deferred Credits                                      259,788,238      253,613,233

      282        ACCUMULATED DEFERRED INCOME TAXES                                           14,207         (274,708)
                                                                                       ------------     ------------

                 TOTAL LIABILITIES AND PROPRIETARY CAPITAL                             $288,887,794     $270,210,404
                                                                                       ============     ============

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule II — SERVICE COMPANY PROPERTY

                                                        BALANCE AT                RETIREMENTS                  BALANCE
                                                        BEGINNING                     OR          OTHER        AT CLOSE
  ACCOUNT                 DESCRIPTION                    OF YEAR      ADDITIONS      SALES      CHANGES(1)     OF YEAR
----------- -----------------------------------------  -----------  -----------  ------------  ------------  ----------

            SERVICE COMPANY PROPERTY
   301      Organization                              $         -  $         -      $-        $         -   $         -
   303      Miscellaneous Intangible Plant                      -            -       -                  -             -
   304      Land and Land Rights                                -            -       -                  -             -
   305      Structures and Improvements                         -            -       -                  -             -
   306      Leasehold Improvements                      5,733,066        7,603       -                  -     5,740,669
   307      Equipment (2)                                       -            -       -                  -             -
   308      Office Furniture and Equipment              6,208,717      782,058       -                  -     6,990,775
            Automobiles, Other Vehicles and Related
   309      Garage Equipment                                    -            -       -                  -             -
   310      Aircraft and Airport Equipment                      -            -       -                  -             -
   311      Other Service Company Property (3)         32,622,450    9,434,247       -                  -    42,056,697
                                                       -----------  -----------  ------------  ------------  ----------

                       Sub-Total                       44,564,233   10,223,908       -                  -    54,788,141

   107      Construction Work in Progress (4)          19,057,345   19,643,222       -         (7,230,859)   31,469,708
                                                       -----------  -----------  ------------  ------------  ----------

                       Total                          $63,621,578  $29,867,130      $-        $(7,230,859)  $86,257,849
                                                       ===========  ===========  ============  ============  ==========

NOTES:

(1)	Provide an explanation of those changes considered material: Transferred to Plant-in-Service (6,009,871) Other (1,220,988) -------------- (7,230,859)
(2)	Subaccounts are required for each class of equipment owned: None
(3)	Describe Other Service Company Property: Computer Software $42,056,697
(4)	Describe Construction Work in Progress: Computer Software $31,465,929, Security Equipment $3,779

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule III — ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                   BALANCE AT                                   OTHER           BALANCE
                                                   BEGINNING                                   CHANGES          AT CLOSE
  ACCOUNT               DESCRIPTION                 OF YEAR       ADDITIONS   RETIREMENTS   ADD (DEDUCT) (1)    OF YEAR
------------ -----------------------------------  -------------  ----------   -----------  ----------------   ------------

             SERVICE COMPANY PROPERTY
   301       Organization                        $         -           $ -        $-              $ -         $          -
   303       Miscellaneous Intangible Plant                -             -         -                -                    -
   304       Land and Land Rights                          -             -         -                -                    -
   305       Structures and Improvements                   -             -         -                -                    -
   306       Leasehold Improvements               (1,209,980)     (580,213)        -                -           (1,790,193)
   307       Equipment                                     -             -         -                -                    -
   308       Office Furniture and Equipment       (2,854,200)     (529,806)        -                -           (3,384,006)
   309       Automobiles, Other Vehicles and
                Related Garage Equipment                   -             -         -                -                    -
   310       Aircraft and Airport Equipment                -             -         -                -                    -
   311       Other Service Company Property       (29,724,943)   (2,960,913)       -               66          (32,685,790)
                                                 -------------   -----------  ------------   -------------    -------------

                         Total                   $(33,789,123)   (4,070,932)      $-              $66         $(37,859,989)
                                                 =============   ===========  ============   =============    =============

NOTES:

    (1)        Provide an explanation of those changes considered material: None

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule IV — INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, list each investment separately.

                                                         BALANCE AT      BALANCE AT
                                                          BEGINNING        CLOSE
                     DESCRIPTION                           OF YEAR        OF YEAR
                     -----------                           -------        -------

Account 123 - Investments in Associate Companies          $          -  $           -
                                                         -------------  -------------

                                    Total                 $          -  $           -
                                                         =============  =============

Account 124 - Other Investments
Rabbi Trust                                               $  8,953,701  $   9,706,148
Voluntary Employee's Beneficiary Association (VEBA)              4,205          5,803
Cash Surrender Value of Executive
   Life Insurance Policies                                   3,524,678      3,600,367
                                                         -------------  -------------

                                    Total                 $ 12,482,584  $  13,312,318
                                                         =============  =============

Account 136 - Temporary Cash Investments                  $          -  $           -
                                                         -------------  -------------

                                    Total                 $          -  $           -
                                                         =============  =============

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule V — ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                                  BALANCE AT   BALANCE AT
                                                                   BEGINNING     CLOSE
                         DESCRIPTION                                OF YEAR     OF YEAR
                         -----------                                -------     -------

Account 146 - Accounts Receivable from Associate Companies
Cinergy Corp.                                                     $26,981,262  $         -
The Cincinnati Gas & Electric Company                              13,476,839    8,855,606
The Union Light, Heat and Power Company                             1,943,732    1,217,656
Lawrenceburg Gas Company                                               51,832            -
KO Transmission Company                                                 2,092        2,131
PSI Energy, Inc.                                                   14,087,253    9,956,191
Cinergy Wholesale Energy, Inc.                                      1,665,061            -
                                                                 ------------  -----------

                                    Total                         $58,208,071  $20,031,584
                                                                 ============  ===========

        Analysis of Convenience or Accommodation Payments:     None

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule VI — FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION                                         LABOR     EXPENSES     TOTAL
-----------                                         -----     --------     -----

Account 152 - Fuel Stock Expenses Undistributed     $    -     $    -      $   -
                                                    ------     ------      -----

                                      Total         $    -     $    -      $   -
                                                    ======     ======      =====

Summary:     None

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule VII — STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                                LABOR         EXPENSES          TOTAL
        -----------                                -----         --------          -----

 Account 163 - Stores Expense Undistributed     $      -        $ (101,635)     $ (101,635)
                                                 -------         ----------      ----------

                                      Total     $      -        $ (101,635)     $ (101,635)
                                                 =======         ==========      ==========

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule VIII — MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT        BALANCE AT
                                                 BEGINNING            CLOSE
         DESCRIPTION                              OF YEAR            OF YEAR
         -----------                              -------            -------

  Account 174 - Miscellaneous Current
           and Accrued Assets                     $    -             $    -
                                                  ------             ------

                                   Total          $    -             $    -
                                                  ======             ======

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                   BALANCE AT     BALANCE AT
                                                                    BEGINNING       CLOSE
                           DESCRIPTION                               OF YEAR       OF YEAR
                           -----------                               -------       -------

  Account 186 - Miscellaneous Deferred Debits
  Intangible Asset Associated with Non-qualified Pension Plans    $11,493,598   $17,557,370
  Intangible Asset Associated with Qualified Pension Plans          7,398,763     8,441,957
  Other Miscellaneous Deferred Debits                                  28,340       550,060
                                                                       ------       -------

                                            Total                 $18,920,701   $26,549,387
                                                                  ===========   ===========

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule X — RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                      DESCRIPTION                         AMOUNT
                      -----------                         ------

Account 188 - Research, Development, or
         Demonstration Expenditures                       $    -
                                                           -----

                                     Total                $    -
                                                           =====

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XI — PROPRIETARY CAPITAL

                                          NUMBER          PAR OR                        CLOSE OF
    ACCOUNT                              OF SHARES     STATED VALUE    OUTSTANDING       PERIOD
    NUMBER         CLASS OF STOCK       AUTHORIZED       PER SHARE    NO. OF SHARES   TOTAL AMOUNT
    ------         --------------       ----------       ---------    -------------   ------------

      201        Common Stock Issued       100             $ .05           70             $ 4

 INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                        DESCRIPTION                                  AMOUNT
                        -----------                                  ------

      208        Donations Received from Stockholders            $     155,346
      211        Miscellaneous Paid-In-Capital                             999
      215        Appropriated Retained Earnings                              -
      216        Unappropriated Retained Earnings                            -
      219        Accumulated Other Comprehensive Income (Loss)     (38,735,835) (1)
                                                                 ------------------
                                                                 $ (38,579,490)

    (1)        See Note 7 for a description of Accumulated Other Comprehensive Income (Loss).

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XII — LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 —Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                            TERMS OF
                                           OBLIGATION                               BALANCE AT                            BALANCE
                                         CLASS & SERIES  DATE OF INTEREST   AMOUNT   BEGINNING                            AT CLOSE
               NAME OF CREDITOR          OF OBLIGATION  MATURITY   RATE   AUTHORIZED  OF YEAR   ADDITIONS  DEDUCTIONS(1)  OF YEAR
----------------------------------------------------------------------------------------------------------------------------------

Account 223 - Advances from Associate
                Companies                     None                        $  -        $   -      $   -      $   -         $     -
                                                                          -------------------------------------------------------

                Total                                                     $  -        $   -      $   -      $   -         $     -

Account 224 - Other Long-Term Debt            None                        $  -        $   -      $   -      $   -         $     -
                                                                          -------------------------------------------------------

                Total                                                     $  -        $   -      $   -      $   -         $     -
NOTES:

(1)	Give an explanation of deductions: None

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XIII — CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                               BALANCE AT       BALANCE AT
                                                                BEGINNING         CLOSE
                        DESCRIPTION                              OF YEAR         OF YEAR
                        -----------                              -------         -------

Account 233 - Notes Payable to                                $
     Associate Companies                                               -      $         -
                                                              -----------     -----------

                               Total                          $        -      $         -

Account 234 - Accounts Payable to
     Associate Companies
Tri-State Improvement                                         $  425,000      $   725,000
Cinergy Corp.                                                          -        7,471,434
Cinergy Wholesale Energy, Inc.                                         -           69,721
                                                              -----------     -----------

                               Total                          $  425,000      $ 8,266,155

Account 242 - Miscellaneous Current and
     Accrued Liabilities
Reserve for Employee Retirement and Vacation Entitlement      $8,441,690      $13,760,990
Reserve for Incurred But Not Reported Medical/Dental Costs     1,515,509        3,752,066
Other Miscellaneous Current and Accrued Liabilities (1)            1,069            1,772
                                                              -----------     -----------
                                Total                         $9,958,268      $17,514,828
(1)	The beginning balance for the Other Miscellaneous Current and Accrued Liabilities is made up of a grouping of five items. The balance at the close of the year is made up of a grouping of two items.

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XIV — NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. Summary of Significant Accounting Policies

(a) Nature of Operations

Cinergy Corp. (Cinergy), a Delaware corporation organized in 1993, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utilities. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. In addition to those listed above, Cinergy’s other principal subsidiary is Cinergy Investments, Inc.

Services, a Delaware corporation, is the service company for the Cinergy consolidated group, providing member companies with a variety of centralized administrative, management, and support services.

(b) Presentation

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment about future events or performance. These estimates and assumptions affect various matters, including:

  the reported amounts of assets and liabilities in the Comparative Balance Sheets at the dates of the financial statements;
  the disclosure of contingent assets and liabilities at the dates of the financial statements; and
  the reported amounts of revenues and expenses in the Comparative Statements of Income during the reporting periods.

(c) Regulation

Services is subject to regulation by the SEC under the PUHCA. The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts (USA) for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA. In 2004, Cinergy filed and received approval from the SEC to use the Federal Energy Regulatory Commission USA for reporting purposes. This change will become effective in 2005.

(d) Service Company Property

Services’ property includes computer software, property and equipment that is in use, being held for future use, or under construction and is recorded at its original cost, which includes:

  materials;
  contractor fees;
  salaries;
  payroll taxes;
  fringe benefits; and
  other miscellaneous amounts.

Depreciation and Amortization

Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 2004 was 9.00% and for 2003 was 9.19%. Software is amortized over a five-year period at an annual rate of 20%.

(e) Federal and State Income Taxes

Cinergy and its subsidiaries file a consolidated federal income tax return and combined/consolidated state and local tax returns in certain jurisdictions. Cinergy and its subsidiaries have an income tax allocation agreement, which conforms to the requirements of the PUHCA. The corporate taxable income method is used to allocate tax benefits to the subsidiaries whose investments or results of operations provide those tax benefits. Any tax liability not directly attributable to a specific subsidiary is allocated proportionately among the subsidiaries as required by the agreement.

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as Accumulated Deferred Income Taxes in the Comparative Balance Sheets and are based on currently enacted income tax rates.

(f) Pension and Other Postretirement Benefits

Cinergy provides benefits to retirees in the form of pension and other postretirement benefits. Our reported costs of providing these pension and other postretirement benefits are developed by actuarial valuations and are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Changes made to the provisions of the plans may impact current and future pension costs. Pension costs associated with Cinergy’s defined benefit plans are impacted by employee demographics, the level of contributions we make to the plan, and earnings on plan assets. These pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation. Changes in pension obligations associated with the previously discussed factors are not immediately recognized as pension costs on the Statements of Income but are deferred and amortized in the future over the average remaining service period of active plan participants to the extent they exceed certain thresholds prescribed by Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (Statement 87).

Other postretirement benefit costs are impacted by employee demographics, per capita claims costs, and health care cost trend rates and may also be affected by changes in key actuarial assumptions, including the discount rate used in determining the accumulated postretirement benefit obligation (APBO). Changes in postretirement benefit obligations associated with these factors are not immediately recognized as postretirement benefit costs but are deferred and amortized in the future over the average remaining service period of active plan participants to the extent they exceed certain thresholds prescribed by Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (Statement 106).

Cinergy reviews and updates its actuarial assumptions for its pension and postretirement benefit plans on an annual basis, unless plan amendments or other significant events require earlier remeasurement at an interim period. For additional information on pension and other postretirement benefits, see Note 9.

(g) Income and Expenses

The services provided to affiliated companies are provided at cost and in accordance with the SEC regulations under the PUHCA. Services provides to the affiliated companies a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under the PUHCA. The costs of these services are charged on a direct basis or, for general costs which cannot be directly attributed, based on predetermined allocation factors defined in the service agreements between Services and the client companies. (See Methods of Allocation.)

2. Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 70 shares outstanding at December 31, 2004, and December 31, 2003. Cinergy holds all of Services’ outstanding common stock.

3. Notes Receivable from Associate Companies

Cinergy, Services, and Cinergy’s utility companies participate in a money pool arrangement to better manage cash and working capital requirements. Under this arrangement, the companies with surplus short-term funds provide short-term loans to affiliates (other than Cinergy) participating under this arrangement. This surplus cash may be from internal or external sources. The amounts outstanding under this money pool arrangement are shown as Notes Receivables from Associate Companies on Services Comparative Balance Sheets.

4. Leases

Services has entered into operating lease agreements for various facilities and properties, such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past two years are detailed below. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2004, for Services:

----------------------------------------------------------------------------------------------

                   Lease Expense                              Estimated Minimum Payments

                                                                               There-
                2003     2004        2005     2006    2007     2008     2009   after    Total
                ----     ----        ----     ----    ----     ----     ----   -----    -----
                                                    (in millions)

Services       $ 42     $ 39       $ 22     $ 17     $ 12     $ 5      $ 4    $ 8      $ 68

----------------------------------------------------------------------------------------------

5. Pension and Other Postretirement Benefits

Cinergy Corp. sponsors both pension and other postretirement benefit plans.

Cinergy’s qualified defined benefit pension plans, of which Services is a participant, cover substantially all of its United States (U.S.) employees meeting certain minimum age and service requirements. During 2002, eligible Cinergy employees were offered the opportunity to make a one-time election, effective January 1, 2003, to either continue to have their pension benefit determined by the traditional defined benefit pension formula or to have their benefit determined using a cash balance formula. The traditional defined benefit program utilizes a final average pay formula to determine pension benefits. These plan benefits are based on (1) years of participation, (2) age at retirement, and (3) the applicable average Social Security wage base.

Benefits are accrued under the cash balance formula based upon a percentage of pension eligible earnings plus interest. In addition, participants with the cash balance formula may request a lump-sum cash payment upon termination of their employment, which may result in increased cash requirements from pension plan assets. Benefits earned under the traditional defined benefit pension formula ceased accruing at December 31, 2002, only for those employees who elected the cash balance formula. There was no change to retirement benefits earned through December 31, 2002, in converting to the cash balance formula. The pension benefits of employees hired after December 31, 2002, are calculated using the cash balance formula.

The introduction of the defined benefit plan with cash balance features did not have a material effect on our financial position or results of operations.

Funding for the qualified defined benefit pension plans is based on actuarially determined contributions, the maximum of which is generally the amount deductible for income tax purposes and the minimum being that required by the Employee Retirement Income Security Act of 1974, as amended. The pension plans’ assets consist of investments in equity and debt securities.

Cinergy’s investment strategy with respect to pension assets is designed to achieve a moderate level of overall portfolio risk in keeping with our desired risk objective, which is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The portfolio’s target asset allocation is 60 percent equity and 40 percent debt with specified allowable ranges around these targets. Within the equity segment, we are broadly diversified across domestic, developed international, and emerging market equities, with the largest concentration being domestic. Further diversification is achieved through allocations to growth/value and small-, mid-, and large-cap equities. Within the debt segment, we principally maintain separate “core plus” and “core” portfolios. The “core plus” portfolio makes tactical use of the “plus” sectors (e.g., high yield, developed international, emerging markets, etc.) while the “core” portfolio is a domestic, investment grade portfolio. In late 2004, Cinergy commenced the implementation of an alternative investment strategy in its investment program. This strategy incorporates an investment in a fund of hedge funds in conjunction with an S&P 500 swaps and futures overlay program and will be classified as part of our large-cap United States equity allocation. Other than the alternative investment strategy, the use of derivatives is currently limited to collateralized mortgage obligations and asset-backed securities. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

Cinergy uses a September 30 measurement date for its defined benefit pension plans. The asset allocation at September 30, 2004 and 2003 by asset category was as follows:

----------------------------------------------------------------------------

                                               Percentage of Fair Value of
                                               Plan Assets at September 30
         Asset Category                          2004             2003
         --------------                          ----             ----

Equity securities(1)                              62%             62%
Debt securities(2)                                38%             38%

 (1) The portfolio's target asset allocation is 60 percent equity with an allowable range of 50 percent to 70 percent.
 (2) The portfolio's target asset allocation is 40 percent debt with an allowable range of 30 percent to 50 percent.

----------------------------------------------------------------------------

In addition, Cinergy sponsors non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. Cinergy began funding certain of these non-qualified plans through a rabbi trust in 1999. This trust, which consists of equity (65 percent) and debt (35 percent) securities at December 31, 2004, is not restricted to the payment of plan benefits and therefore, not considered plan assets under Statement of Financial Accounting Standards No. 87. At December 31, 2004 and 2003, trust assets were approximately $10 million and $9 million, respectively, and are reflected in Cinergy’s Balance Sheets as Other investments.

In 2003, Cinergy offered voluntary early retirement programs to certain individuals. In accordance with Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (Statement 88), Cinergy recognized an expense of approximately $8.5 million in 2003.

Cinergy, including Services, provides certain health care and life insurance benefits to its retired United States employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments.

Based on preliminary estimates, Cinergy expects 2005 contributions of $72 million for qualified pension benefits. As discussed previously, we do not hold “plan assets” as defined by Statement 87 and Statement 106 for our non-qualified pension plans and other postretirement benefit costs, and therefore contributions are equal to the benefit payments presented in the following table.

The following estimated benefits payments, which reflect future service, are expected to be paid:

 -----------------------------------------------------------------------------
                                                                   Other
                        Qualified Pension    Non-Qualified     Postretirement
                             Benefits      Pension Benefits       Benefits
 ---------------------- ----------------- ------------------ -----------------
                                            (in millions)

 2005                    $     77           $      9           $     25
 2006                          76                  9                 26
 2007                          77                  9                 27
 2008                          78                  9                 28
 2009                          80                 11                 29
 Five years thereafter        443                 56                162

 -----------------------------------------------------------------------------

Cinergy’s benefit plans’ costs for the past two years included the following components:

-------------------------------------------------------------------------------------------
                                                             Non-Qualified      Other
                                         Qualified Pension     Pension       Postretirement
                                             Benefits         Benefits         Benefits
-------------------------------------------------------------------------------------------
                                           2004    2003    2004     2003    2004    2003
                                           ----    ----    ----     ----    ----    ----
                                                                   (in millions)

Service cost                             $ 35     $ 31     $ 5      $ 3     $ 5     $ 4
Interest cost                              89       86       7        7      22      23
Expected return on plans' assets          (81)     (81)      -        -       -       -
Amortization of transition (asset)
obligation                                 (1)      (1)      -        -       1       3
Amortization of prior service cost          5        5       2        1       -       -
Recognized actuarial (gain) loss            2        -       2        2       8       5
Voluntary early retirement costs
(Statement 88)                              -        9       -        -       -       -
                                        -------------------------------------------------
Net periodic benefit cost                $ 49     $ 49     $16      $13     $36     $35

-------------------------------------------------------------------------------------------

The net periodic benefit cost for Cinergy and Services were as follows:

--------------------------------------------------------------------------------------------
                                                                                  Other
                               Qualified Pension    Non-Qualified Pension     Postretirement
                                  Benefits               Benefits               Benefits
--------------------------------------------------------------------------------------------
                              2004       2003        2004        2003       2004       2003
                              ----       ----        ----        ----       ----       ----
                                                      (in millions)

Cinergy(1)                  $  49      $  49     $    16      $   13     $   36     $   35
Services                       21         19          15          11          9          5

 (1)Includes amounts related to Services.

--------------------------------------------------------------------------------------------

The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for 2004 and 2003, and a statement of the funded status for both years. Cinergy uses a September 30 measurement date for its defined benefit pension plans and other postretirement benefit plans.

-------------------------------------------------------------------------------------------------------------
                                                     Qualified       Non-Qualified      Other Postretirement
                                                  Pension Benefits  Pension Benefits         Benefits
-------------------------------------------------------------------------------------------------------------
                                                   2004    2003     2004      2003        2004         2003
                                                   ----    ----     ----      ----        ----         ----
                                                                       (in millions)
Change in benefit obligation

Benefit obligation at beginning of period        $1,458   $1,315   $ 108      $  98       $ 399        $ 343

Service cost                                         35       31       5          3           5            4
Interest cost                                        88       86       7          7          22           23
Amendments(1)                                        (1)       -       8          -         (24)          (3)
Actuarial loss                                       69       98       -          7          27           54
Benefits paid                                       (71)     (72)     (8)        (7)        (20)         (22)
                                                 -------- -------  -------    -------     --------     ------

Benefit obligation at end of period               1,578    1,458     120        108         409          399

Change in plan assets

Fair value of plan assets at beginning of period    877      757       -          -           -            -

Actual return on plan assets                         98      118       -          -           -            -
Employer contribution                               117       74       8          7          20           22
Benefits paid                                       (71)     (72)     (8)        (7)        (20)         (22)
                                                 -------- -------  -------    -------     --------     ------

Fair value of plan assets at end of period        1,021      877       -          -           -            -

-------------------------------------------------------------------------------------------------------------
Funded status                                      (557)    (581)   (120)      (108)       (409)        (399)

Unrecognized prior service cost                      30       36      19         13          (2)           -
Unrecognized net actuarial loss                     304      256      38         43         189          176
Unrecognized net transition (asset) obligation        -       (1)      -          -           4           27
Employer contribution                                 -        -       2          -           5            -
                                                 -------- -------  -------    -------     --------     ------

Benefit cost at December 31                      $ (223)  $ (290)  $ (61)     $ (52)      $(213)       $(196)

Amounts recognized in balance sheets

Accrued benefit liability                        $ (366)  $ (366)  $(109)     $(101)      $(213)       $(196)
Intangible asset                                     30       22      19         13           -            -
Accumulated other comprehensive income (pre-tax)    113       54      29         36           -            -
                                                 -------- -------  -------    -------     --------     ------

Net recognized at end of period                  $ (223)  $ (290)  $ (61)     $ (52)      $(213)       $(196)

-------------------------------------------------------------------------------------------------------------

 (1) For 2003, the Qualified Pension Benefits includes approximately $9.0 million of voluntary early retirement expenses in accordance with Statement 88, as previously discussed.

-------------------------------------------------------------------------------------------------------------

The accumulated benefit obligation for the qualified defined benefit pension plans was approximately $1,387 million and approximately $1,237 million for 2004 and 2003, respectively. The accumulated benefit obligation for the non-qualified defined benefit pension plans was approximately $111 million and $102 million for 2004 and 2003, respectively.

The weighted-average assumptions used to determine benefit obligations were as follows:

------------------------------------------------------------------------------------------------
                                                                                     Other
                                               Qualified         Non-Qualified   Postretirement
                                           Pension Benefits   Pension Benefits      Benefits
------------------------------------------------------------------------------------------------
                                          2004      2003      2004     2003      2004      2003
                                          ----      ----      ----     ----      ----      ----

Discount rate                             6.25%     6.25%     6.25%     6.25%    5.75%     6.25%
Rate of future compensation increase      4.00      4.00      4.00      4.00      N/A       N/A

------------------------------------------------------------------------------------------------

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2004 and 2003 were as follows:

  -----------------------------------------------------------------------------------------------
                                                                                       Other
                                               Qualified         Non-Qualified     Postretirement
                                           Pension Benefits   Pension Benefits        Benefits
  -----------------------------------------------------------------------------------------------
                                          2004      2003      2004     2003      2004      2003
                                          ----      ----      ----     ----      ----      ----

Discount rate                             6.25%     6.75%     6.25%    6.75%     6.25%     6.75%
Expected return on plans' assets          8.50      9.00       N/A      N/A       N/A        N/A
Rate of future compensation increase      4.00      4.00      4.00     4.00       N/A        N/A

-------------------------------------------------------------------------------------------------

The calculation of Cinergy’s expected long-term rate of return is a two-step process. Capital market assumptions (e.g., forecasts) are first developed for various asset classes based on underlying fundamental and economic drivers of performance. Such drivers for equity and debt instruments include profit margins, dividend yields, and interest paid for use of capital. Risk premiums for each asset class are then developed based on factors such as expected illiquidity, credit spreads, inflation uncertainty and country/currency risk. Current valuation factors such as present interest and inflation rate levels underpin this process.

The assumptions are then modeled via a probability based multi-factor capital market methodology. Through this modeling process, a range of possible 10-year annualized returns are generated for each strategic asset class. Those returns falling at the 50th percentile are utilized in the calculation of Cinergy’s expected long-term rate of return.

The assumed health care cost trend rates were as follows:

-------------------------------------------------------------------------------

                                                              2004        2003
                                                              ----        ----

Health care cost trend rate assumed for next year             8.00%       9.00%
Rate to which the cost trend rate is assumed to decline
(the ultimate trend rate)                                      5.0%        5.0%
Year that the rate reaches the ultimate trend rate            2008        2008

-------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

-------------------------------------------------------------------------------------------
                                                  One-Percentage-    One-Percentage-Point
                                                   Point Increase        Decrease
-------------------------------------------------------------------------------------------
                                                            (in millions)

Effect on total of service and interest cost
components                                            $    4              $   (3)

Effect on accumulated postretirement benefit
obligation                                            $   48              $  (43)

-----------------------------------------------------------------------------------------

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit to retirees as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is actuarially equivalent to the benefit provided by Medicare. We believe that our coverage for prescription drugs is at least actuarially equivalent to the benefits provided by Medicare for most current retirees because our benefits for that group substantially exceed the benefits provided by Medicare, thereby allowing us to qualify for the subsidy. We have accounted for the subsidy as a reduction of our APBO. The APBO was reduced by approximately $17 million and will be amortized as an actuarial gain over future periods, thus reducing future benefit costs. The impact on our 2004 net periodic benefit cost was not material. Our accounting treatment for the subsidy is consistent with FASB Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

In January 2004, Cinergy announced to employees the creation of a new retiree Health Reimbursement Account (HRA) option, which will impact the postretirement healthcare benefits provided by Cinergy. HRAs are bookkeeping accounts that can be used to pay for qualified medical expenses after retirement. The majority of employees had the opportunity to make a one-time election to remain in Cinergy’s current retiree healthcare program or to move to the new HRA option. Approximately 40 percent of Cinergy’s employees elected the new HRA option. The HRA option has no effect on current retirees receiving postretirement benefits from Cinergy. As is the case under the current retiree health program, employees who participate in the HRA option will become eligible to receive their HRA benefit only upon retirement on or after the age of 50 with at least five years of service. We expect that the impact of the new HRA option will not be material to our other postretirement benefit costs.

6. Income Taxes

Services’ net deferred income tax asset at December 31, 2004, and 2003, is as follows:

-------------------------------------------------------------------------------

                                                      2004            2003
                                                      ----            ----

Deferred Income Tax Liability                    $    14,207    $  (274,708)

Deferred Income Tax Asset
  Accrued pension and other postretirement
    benefit costs                                 80,031,397     30,588,971
                                                  ----------     ----------

Net Deferred Income Tax Asset                    $80,017,190    $30,863,679

-------------------------------------------------------------------------------

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31, 2004. The current tax liability is allocated among the members of the Cinergy consolidated group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

-------------------------------------------------------------------------------

                                                          2004           2003
                                                          ----           ----

Current Income Taxes
    Federal                                          $  4,031,179   $ 1,498,158
    State                                               2,414,363       377,352
                                                       -----------   ----------
         Total current income taxes                     6,445,542     1,875,510

Deferred Income Taxes
    Federal
      Pension and other postretirement benefit costs  (17,324,599)   (1,563,919)
    State
      Pension and other postretirement benefit costs   (3,435,165)     (389,822)
                                                      -------------  -----------
         Total deferred income taxes                  (20,759,764)   (1,953,741)
                                                      -------------  -----------

Total Income Taxes                                   $(14,314,222)  $   (78,231)

-------------------------------------------------------------------------------

7. Comprehensive Income

Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. The major components include net income, minimum pension liability adjustments and unrealized gains and losses on investment trusts.

Services records a minimum pension liability adjustment associated with our defined benefit pension plans when the unfunded accumulated benefit obligation is in excess of our accrued pension liabilities and the unrecognized prior service costs recorded as an intangible asset. The corresponding offset is recorded on the Balance Sheets in Accumulated Provisions for Pensions and Benefits and Other Deferred Credits (Pensions and Benefits).

Services records unrealized gains and losses on equity investments in trusts we have established for our benefit plans.

For further details of the pension plans’ assets and obligations see Note 5.

The elements of Comprehensive income and their related tax effects for the years ended 2004 and 2003 are as follows:

--------------------------------------------------------------------------------------------------------------------------

                                                                        Comprehensive Income

                                                         2004                                         2003
                                       ---------------------------------------   ---------------------------------------
                                                           Tax                                      Tax
                                         Before-tax     (Expense)   Net-of-Tax    Before-tax     (Expense)   Net-of-Tax
                                           Amount        Benefit      Amount        Amount        Benefit      Amount
                                           ------        -------      ------        ------        -------      ------

Services

Net income                              $          -   $        -  $         -   $          -  $        -   $          -

Other comprehensive income (loss):
Minimum pension liability adjustment     (15,507,607)   6,214,651   (9,292,956)   (23,996,763)  9,624,031    (14,372,732)
Unrealized gain (loss) on investment         630,156     (253,134)     377,022        873,715    (352,019)       521,696
trusts
                                         -----------    ---------   ----------    -----------   ----------   ------------
Total other comprehensive income (loss)  (14,877,451)   5,961,517   (8,915,934)   (23,123,048)  9,272,012    (13,851,036)
                                         -----------    ---------   ----------    -----------   ----------   ------------

Total comprehensive income (loss)       $(14,877,451) $ 5,961,517  $(8,915,934)  $(23,123,048) $9,272,012   $(13,851,036)
                                         ===========    =========   ==========    ===========   ==========   ============

--------------------------------------------------------------------------------------------------------------------------

The after-tax components of Accumulated other comprehensive income (loss) as of December 31, 2004 and 2003 are as follows:

  ------------------------------------------------------------------------------------------

                               Accumulated Other Comprehensive Income (Loss) Classification
                              --------------------------------------------------------------

                                        Minimum       Unrealized
                                        Pension       Gain (Loss)    Total Accumulated
                                       Liability     on Investment  Other Comprehensive
                                      Adjustment        Trusts         Income (Loss)
                                      ----------        ------         -------------

  Services

  Balance at December 31, 2002      $(15,039,050)      $(929,815)     $(15,968,865)
      Current-period change          (14,372,732)        521,696       (13,851,036)
                                    -------------      ------------   -------------

  Balance at December 31, 2003      $(29,411,782)      $(408,119)     $(29,819,901)
      Current-period change           (9,292,956)        377,022        (8,915,934)
                                    -------------      ------------   -------------

  Balance at December 31, 2004      $(38,704,738)      $ (31,097)     $(38,735,835)
                                    =============      ============   =============

  ------------------------------------------------------------------------------------------

Annual Report of Cinergy Services, Inc.

For the Years Ended December 31, 2004 and 2003

Schedule XV — COMPARATIVE INCOME STATEMENTS

                                                                       December 31

 ACCOUNT                       DESCRIPTION                        2004             2003
 -------                       -----------                        ----             ----
                                                                       (unaudited)

              INCOME
              ------

   457        Services Rendered to Associate Companies        $  582,601,292   $  470,467,694
   458        Services Rendered to Nonassociate Companies                  -                -
   415        Jobbing and Contract Work                                    -                -
   419        Other Interest Income                                1,773,244        1,520,423
                                                            -----------------------------------

                                   Total Income                  584,374,536      471,988,117

              EXPENSE
              -------

   920        Salaries and Wages                                 304,477,471      236,888,670
   921        Office Supplies and Expenses                        56,071,934       52,820,963
   922        Administrative Expenses Transferred - Credit                 -                -
   923        Outside Services Employed                           57,574,629       40,944,914
   924        Property Insurance                                           -                -
   925        Injuries and Damages                                 4,771,654        2,113,661
   926        Employee Pensions and Benefits                      87,036,324       61,685,772
   928        Regulatory Commission Expense                           52,443          208,624
  930.1       General Advertising Expenses                           202,540          400,900
  930.2       Miscellaneous General Expenses                      18,648,505       14,705,702
   931        Rents                                               41,235,352       40,557,555
   932        Maintenance of Structures and Equipment              4,942,661        5,356,378
403, 404      Depreciation and Amortization Expense                4,070,932        5,430,907
   408        Taxes Other Than Income Taxes                       19,079,689       13,173,570
   409        Income Taxes                                         6,445,542        1,875,510
   410        Provision for Deferred Income Taxes                 (1,772,095)          68,496
   411        Provision for Deferred Income Taxes - Credit       (18,987,669)      (2,022,237)
  411.5       Investment Tax Credit                                        -                -
   421        Miscellaneous (Income) or Loss                          81,542       (2,223,903)
  426.1       Donations                                                    -                -
  426.5       Other Deductions                                           178            2,635
   427        Interest on Long-term Debt                                   -                -
   430        Interest on Debt to Associate Companies                      -                -
   431        Other Interest Expense                                 442,904                -
                                                            -----------------------------------

                                   Total Expense                 584,374,536      471,988,117

                                   NET INCOME or (LOSS)       $            -   $            -
                                                            ===================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES — ACCOUNT 457

                                                           DIRECT      INDIRECT    COMPENSATION
                                                           COSTS         COSTS       FOR USE        TOTAL
                                                          CHARGED       CHARGED     OF CAPITAL     AMOUNT
                NAME OF ASSOCIATE COMPANY                  457-1         457-2        457-3        BILLED
  ---------------------------------------------------------------------------------------------------------

  Brownsville Power I, LLC                               $   221,198  $    51,072  $    -      $   272,270
  Caledonia Power I, LLC                                     245,396       36,611       -          282,007
  Cinergy Broadband, LLC                                     238,723            -       -          238,723
  Cinergy-Centrus Communications, Inc.                           146            -       -              146
  Cinergy Canada, Inc.                                         9,826            -       -            9,826
  Cinergy Capital & Trading, Inc.                            289,295    2,446,540       -        2,735,835
  Cinergy Corp.                                            2,662,008    7,255,715       -        9,917,723
  Cinergy Engineering, Inc.                                      357            -       -              357
  Cinergy EPCOM College Park, LLC                                680        1,530       -            2,210
  Cinergy EPCOM, LLC                                         127,850     (127,397)      -              453
  Cinergy GASCO Solutions, LLC                                     -       27,161       -           27,161
  Cinergy Global Power, Inc.                                 652,938      137,946       -          790,884
  Cinergy Global Resources, Inc.                             619,091    1,413,944       -        2,033,035
  Cinergy Investments, Inc.                                   54,515    1,066,157       -        1,120,672
  Cinergy Marketing & Trading, LP                         12,139,346    6,650,120       -       18,789,466
  Cinergy One, Inc.                                        1,786,303      279,970       -        2,066,273
  Cinergy Power Generation Services, LLC                     233,504            -       -          233,504
  Cinergy Retail Sales, LLC                                      170            -                      170
  Cinergy Solutions of Boca Raton, LLC                         4,022            -       -            4,022
  Cinergy Solutions Holding Company, Inc.                    325,410    1,053,757       -        1,379,167
  Cinergy Solutions of Narrows, LLC                          765,669      374,381       -        1,140,050
  Cinergy Solutions of Cincinnati LLC                         26,267            -       -           26,267
  Cinergy Solutions of Monaca, LLC                           669,211            -                  669,211
  Cinergy Solutions of Philadelphia, LLC                     407,074      281,587       -          688,661
  Cinergy Solutions of Tuscola, Inc.                         497,698      231,425       -          729,123
  Cinergy Solutions O&M, LLC                                  73,904            -                   73,904
  Cinergy Solutions of San Diego, Inc.                       784,583            -                  784,583
  Cinergy Solutions Operating Services of Lansing, LLC       265,310       25,335       -          290,645
  Cinergy Solutions Operating Services of Oklahoma, LLC      158,744       61,254       -          219,998
  Cinergy Solutions Operating Services of Shreveport, LLC    689,479       57,137       -          746,616
  Cinergy Solutions of St. Paul, LLC                          22,801            -                   22,801
  Cinergy Solutions of Rock Hill, LLC                        631,735            -       -          631,735
  Cinergy Solutions of St Bernard, LLC                       637,612      382,528       -        1,020,140
  Cinergy Solutions, Inc.                                  5,869,458    2,774,284       -        8,643,742
  Cinergy Supply Network, Inc.                                14,070            -       -           14,070
  Cinergy Technology, Inc.                                     1,398            -       -            1,398
  Cinergy Telecommunications Holding Company, Inc.             5,753            -       -            5,753
  Cinergy Ventures, LLC                                    2,900,844      223,486       -        3,124,330
  CPI Allowance Management LLC                                 2,556            -       -            2,556
  CSGP of Southeast Texas, LLC                             1,845,369      739,467       -        2,584,836
  CSGP Services, L.P.                                            239      583,829       -          584,068

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES — ACCOUNT 457 (Continued)

                                              DIRECT        INDIRECT      COMPENSATION
                                              COSTS           COSTS          FOR USE       TOTAL
                                             CHARGED         CHARGED       OF CAPITAL      AMOUNT
         NAME OF ASSOCIATE COMPANY            457-1           457-2           457-3        BILLED
-------------------------------------------------------------------------------------------------------

Delta Township Utilities, LLC                  75,252               -          -            75,252
KO Transmission Company                         2,614          26,745          -            29,359
Lansing Grand River Utilities, LLC                  -            (472)         -              (472)
Lawrenceburg Gas Company                      332,056         423,420          -           755,476
LH1, LLC                                        1,735            (157)         -             1,578
Miami Power Corporation                         1,340               -          -             1,340
Oak Mountain Products, LLC                    217,062       3,181,490          -         3,398,552
Ohio River Valley Propane LLC                       -          27,161          -            27,161
PSI Energy, Inc.                           91,140,410     138,986,568          -       230,126,978
The Cincinnati Gas & Electric Company      90,540,944     173,215,228          -       263,756,172
The Union Light, Heat and Power Company     5,553,293      15,743,143          -        21,296,436
Tri-State Improvement Company                  85,849          19,930          -           105,779
Cinergy Solutions - Demand, Inc.              536,169         583,121          -         1,119,290
                                         ------------------------------------------------------------

                                TOTAL    $224,367,276   $ 358,234,016      $   -      $582,601,292
                                         ============================================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES — ACCOUNT 458

INSTRUCTIONS:	Provide a brief description of the services rendered to each nonassociate company.

                              DIRECT  INDIRECT  COMPENSATION
                              COSTS    COSTS       FOR USE            EXCESS OR   TOTAL
                             CHARGED  CHARGED    OF CAPITAL   TOTAL   DEFICIENCY  AMOUNT
NAME OF ASSOCIATE COMPANY     458-1    458-2        458-3     COST       458-4    BILLED
-------------------------- --------------------------------------------------------------

                              $   -      $   -     $  -       $  -      $    -     $   -
                           --------------------------------------------------------------

               TOTAL          $   -      $   -     $  -       $  -      $    -     $   -
                           ==============================================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XVI — ANALYSIS OF CHARGES FOR SERVICE — ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:	Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

 Account     Description Of Items                    Associate Company Charges     Nonassociate Company Charges    Total Charges for Service
-------------------------------------------------------------------------------------------------------------------------------------------------------
                                               Direct      Indirect                 Direct Indirect           Direct        Indirect
                                                Cost         Cost          Total     Cost    Cost    Total     Cost           Cost         Total
-----------------------------------------------------------------------------------------------------------------------------------------------------

  920   Salaries and Wages                  $127,813,078 $176,664,393 $304,477,471 $   -   $   -    $   -  $127,813,078  $176,664,393  $304,477,471
  921   Office Supplies and Expenses          20,260,355   35,811,579   56,071,934     -       -        -    20,260,355    35,811,579    56,071,934
  922   Administrative Expense Transferred -           -            -            -     -       -        -             -             -             -
        Credit
  923   Outside Services Employed              7,697,127   49,877,502   57,574,629     -       -        -     7,697,127    49,877,502    57,574,629
  924   Property Insurance                             -            -            -     -       -        -             -             -             -
  925   Injuries and Damages                     568,051    4,203,603    4,771,654     -       -        -       568,051     4,203,603     4,771,654
  926   Employee Pensions and Benefits        43,998,137   43,038,187   87,036,324     -       -        -    43,998,137    43,028,187    87,036,324
  928   Regulatory Commission Expense             52,443            -       52,443     -       -        -        52,443             -        52,443
 930.1  General Advertising Expenses              13,116      189,424      202,540     -       -        -        13,116       189,424       202,540
 930.2  Miscellaneous General Expenses        10,010,772    8,637,733   18,648,505     -       -        -    10,010,772     8,637,733    18,648,505
  931   Rents                                  6,248,262   34,987,090   41,235,352     -       -        -     6,248,262    34,987,090    41,235,352
  932   Maintenance of Structures and            533,898    4,408,763    4,942,661     -       -        -       533,898     4,408,763     4,942,661
        Equipment
  403   Depreciation                                   -    1,110,086    1,110,086     -       -        -             -     1,110,086     1,110,086
  404   Amortization Expense                         389    2,960,457    2,960,846     -       -        -           389     2,960,457     2,960,846
  408   Taxes Other Than Income Taxes          6,844,542   12,235,147   19,079,689     -       -        -     6,844,542    12,235,147    19,079,689
  409   Income Taxes                                   -    6,445,542    6,445,542     -       -        -             -     6,445,542     6,445,542
  410   Provision for Deferred Income Taxes            -   (1,772,095)  (1,772,095)    -       -        -             -    (1,772,095)   (1,772,095)
  411   Provision for Deferred Income Taxes            -  (18,987,669) (18,987,669)    -       -        -             -   (18,987,669)  (18,987,669)
        - Credit
 411.5  Investment Tax Credit                          -            -            -     -       -        -             -             -             -
  421   Miscellaneous Income or Loss              81,542            -       81,542     -       -        -        81,542             -        81,542
 426.1  Donations                                      -            -            -     -       -        -             -             -             -
 426.5  Other Deductions                             178            -          178     -       -        -           178             -           178
  427   Interest on Long-term Debt                     -            -            -     -       -        -             -             -             -
  430   Interest on Debt to Associate                  -            -            -     -       -        -             -             -             -
        Companies
  431   Other Interest Expense                   442,904            -      442,904     -       -        -      4424,904             -       442,904
                                            ---------------------------------------------------------------------------------------------------------

                          Total Expenses    $224,564,794 $359,809,742 $584,374,536 $   -   $   -    $   -  $224,564,794  $359,809,742  $584,374,536
                                            =========================================================================================================

  419   Other Interest Income                   (197,518)  (1,575,726)  (1,773,244)    -       -        -      (197,518)   (1,575,726)   (1,773,244)
                                            ---------------------------------------------------------------------------------------------------------

                          TOTAL BILLING     $224,367,276 $358,234,016 $582,601,292 $   -   $   -    $   -  $224,367,276  $358,234,016  $582,601,292
                                            =========================================================================================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

 Account          Description Of Items                                                           DEPARTMENT OR SERVICE FUNCTION
---------------------------------------------------------------------------------------------------------------------------------------------------------
                                                   TOTAL                 INFORMATION    METERS AND    ELEC. SYSTEM  INTERNAL   ELEC. TRANS.
                                                   AMOUNT      OVERHEAD    SYSTEMS    TRANSPORTATION  MAINTENANCE   AUDITING  & DISTRIBUTION  ACCOUNTING
---------------------------------------------------------------------------------------------------------------------------------------------------------

  920   Salaries and Wages                    $304,477,471 $          -  $19,751,062 $10,396,256     $ 6,940,792   $  362,358  $21,994,084   $ 9,721,327
  921   Office Supplies and Expenses            56,071,934            -    9,672,824     957,463       1,156,202       56,369    1,384,634     2,744,184
  922   Administrative Expense Transferred -
        Credit                                           -            -            -           -               -            -            -             -
  923   Outside Services Employed               57,574,629            -   15,160,358           -          32,683    6,218,813        8,106     5,311,486
  924   Property Insurance                               -            -            -           -               -            -            -             -
  925   Injuries and Damages                     4,771,654            -            -           -         204,672            -          238             -
  926   Employee Pensions and Benefits          87,036,324            -    7,333,029   3,883,374       2,606,437      141,318    7,710,617     4,273,422
  928   Regulatory Commission Expense               52,443            -            -           -               -            -            -           822
 930.1  General Advertising Expense                202,540            -            -           -               -            -            -             -
 930.2  Miscellaneous General Expenses          18,648,505            -    7,109,662     134,383          98,381          990    1,019,093       350,258
  931   Rents                                   41,235,352            -   13,596,868     137,345         136,671       16,092       94,396    18,086,959
  932   Maintenance of Structures and
        Equipment                                4,942,661            -    2,430,218         261           1,964            -        7,840             -
  403   Depreciation                             1,110,086    1,110,086            -           -               -            -            -             -
  404   Amortization Expense                     2,960,846    2,960,846            -           -               -            -            -             -
  408   Taxes Other Than Income Taxes           19,079,689            -    1,438,572     791,635         503,427       28,982    1,511,000     2,138,659
  409   Income Taxes                             6,445,542    6,445,542            -           -               -            -            -             -
  410   Provision for Deferred Income Taxes     (1,772,095)  (1,772,095)           -           -               -            -            -             -
  411   Provision for Deferred Income Taxes -
        Credit                                 (18,987,669) (18,987,669)           -           -               -            -            -             -
 411.5  Investment Tax Credit                            -            -            -           -               -            -            -             -
  421   Miscellaneous (Income) or Loss              81,542       81,542            -           -               -            -            -             -
 426.1  Donations                                        -            -            -           -               -            -            -             -
 426.5  Other Deductions                               178          178            -           -               -            -            -             -
  427   Interest on Long-term Debt                       -            -            -           -               -            -            -             -
  430   Interest on Debt to Associate
        Companies                                        -            -            -           -               -            -            -             -
  431   Other Interest Expense                     442,904            -            -           -          63,228            -            -       289,012
                                              ------------------------------------------------------------------------------------------------------------

                        Total Expenses        $584,374,536 $(10,161,570) $76,492,593 $16,300,717     $11,744,457   $6,824,922  $33,730,008   $42,916,129

                                              ============================================================================================================

  419   Other Interest Income                   (1,773,244)  (1,773,244)           -           -               -            -            -             -

                                              ------------------------------------------------------------------------------------------------------------

                          Total               $582,601,292 $(11,934,814) $76,492,593 $16,300,717     $11,744,457   $6,824,922  $33,730,008   $42,916,129
                                              ============================================================================================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

 Account          Description Of Items                                                          DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------------------------------------------------------------------------
                                                 HUMAN       MATERIALS                MARKETING &  ENVIRONMENTAL  PUBLIC  POWER ENG. &  INVESTOR
                                               RESOURCES    MANAGEMENT  FACILITIES  CUST. RELATIONS   AFFAIRS    AFFAIRS  CONSTRUCTION  RELATIONS
--------------------------------------------------------------------------------------------------------------------------------------------------

 920    Salaries and Wages                   $47,260,296  $5,166,501  $ 2,677,685   $16,825,152    $3,478,648  $4,406,921 $31,497,052  $  336,916
 921    Office Supplies and Expenses           1,166,295   1,259,577    4,002,735     1,472,938     2,125,052   1,327,745   3,499,636     384,322
 922    Administrative Expense Transferred -
         Credit                                        -           -            -             -             -           -           -           -
 923    Outside Services Employed                699,353   1,127,530    1,052,224     1,608,965     1,519,970     224,260     115,467   1,592,331
 924    Property Insurance                             -           -            -             -             -           -           -           -
 925    Injuries and Damages                     295,279           -            -             -             -           -      65,347           -
 926    Employee Pensions and Benefits         2,492,232   1,755,018    1,439,891     6,029,396     1,295,598   1,237,943  11,487,110     131,255
 928    Regulatory Commission Expense                  -           -            -           952             -           -           -           -
930.1   General Advertising Expense                    -           -            -             -        16,684     185,856           -           -
930.2   Miscellaneous General Expenses         1,294,780     253,279        1,192     1,754,662       465,229     164,301     906,038         137
 931    Rents                                    182,068      65,367    6,457,579       404,192        19,854      92,723      63,401       7,827
        Maintenance of Structures and
 932     Equipment                                     -           -    2,326,843       114,904             -           -       2,176           -
 403    Depreciation                                   -           -            -             -             -           -           -           -
 404    Amortization Expense                           -           -            -             -             -           -           -           -
 408    Taxes Other Than Income Taxes          2,614,333     346,820      279,430     1,210,983       261,998     319,474   2,247,843      26,484
 409    Income Taxes                                   -           -            -             -             -           -           -           -
 410    Provision for Deferred Income Taxes            -           -            -             -             -           -           -           -
 411    Provision for Deferred Income Taxes
         - Credit                                      -           -            -             -             -           -           -           -
411.5   Investment Tax Credit                          -           -            -             -             -           -           -           -
 421    Miscellaneous (Income) or Loss                 -           -            -             -             -           -           -           -
426.1   Donations                                      -           -            -             -             -           -           -           -
426.5   Other Deductions                               -           -            -             -             -           -           -           -
 427    Interest on Long-term Debt                     -           -            -             -             -           -           -           -
 430    Interest on Debt to Associate
         Companies                                     -           -            -             -             -           -           -           -
 431    Other Interest Expense                         -           -          841             -        88,743       1,080           -           -
                                             -----------------------------------------------------------------------------------------------------

                       Total Expenses        $56,004,636  $9,974,092  $18,238,420   $29,422,144    $9,271,776  $7,960,303 $49,884,070  $2,479,272
                                             =====================================================================================================

 419    Other Interest Income                          -           -            -             -             -           -           -           -
                                             -----------------------------------------------------------------------------------------------------

                         Total               $56,004,636  $9,974,092  $18,238,420   $29,422,144    $9,271,776  $7,960,303 $49,884,070  $2,479,272
                                             =====================================================================================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:	Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Account(s))

  Account          Description Of Items                                                 DEPARTMENT OR SERVICE FUNCTION
 ------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                     POWER
                                                    LEGAL       RATES     FINANCE    RIGHT OF WAY   FUELS   PLANNING   EXECUTIVE    PLANNING
 -----------------------------------------------------------------------------------------------------------------------------------------------

   920     Salaries and Wages                    $10,753,232 $2,129,219 $40,488,572  $  922,620  $3,154,593 $290,824 $13,819,560 $52,103,801
   921     Office Supplies and Expenses            2,059,989     96,282   5,579,645      56,070     321,543   53,352   5,815,478  10,879,599
   922     Administrative Expense Transferred -
             Credit                                        -          -           -           -           -        -           -           -
   923     Outside Services Employed               4,800,634     18,176  11,396,778          50         966  244,318   3,948,851   2,493,310
   924     Property Insurance                              -          -           -           -           -        -           -           -
   925     Injuries and Damages                       38,171          -   4,161,591           -           -        -       6,356           -
   926     Employee Pensions and Benefits          3,621,078    835,564   7,049,999     369,828     979,345  113,261   3,087,147  19,163,462
   928     Regulatory Commission Expense              39,312     10,601         639           -           -        -         117           -
  930.1    General Advertising Expense                     -          -           -           -           -        -           -           -
  930.2    Miscellaneous General Expenses          1,980,083      5,675   1,333,047     242,260      10,003    3,961   1,211,207     309,884
   931     Rents                                     175,689     53,407     806,614      16,844       8,040    7,887     268,845     536,684
   932     Maintenance of Structures and
             Equipment                                     -          -       9,108           -           -        -           -      49,347
   403     Depreciation                                    -          -           -           -           -        -           -           -
   404     Amortization Expense                            -          -           -           -           -        -           -           -
   408     Taxes Other Than Income Taxes             787,926    161,672     573,593      71,122     193,190   23,042    (324,905)  3,874,409
   409     Income Taxes                                    -          -           -           -           -        -           -           -
   410     Provision for Deferred Income Taxes             -          -           -           -           -        -           -           -
   411     Provision for Deferred Income Taxes
             - Credit                                      -          -           -           -           -        -           -           -
  411.5    Investment Tax Credit                           -          -           -           -           -        -           -           -
   421     Miscellaneous (Income) or Loss                  -          -           -           -           -        -           -           -
  426.1    Donations                                       -          -           -           -           -        -           -           -
  426.5    Other Deductions                                -          -           -           -           -        -           -           -
   427     Interest on Long-term Debt                      -          -           -           -           -        -           -           -
   430     Interest on Debt to Associate
             Companies                                     -          -           -           -           -        -           -           -
   431     Other Interest Expense                          -          -           -           -           -        -           -           -
                                                ------------------------------------------------------------------------------------------------

                          Total Expenses         $24,256,114 $3,310,596 $71,399,586  $1,678,794  $4,667,680 $736,645 $27,832,656 $89,410,496
                                                ================================================================================================

   419     Other Interest Income                           -          -           -           -           -        -           -           -
                                                ------------------------------------------------------------------------------------------------

                            Total                $24,256,114 $3,310,596 $71,399,586  $1,678,794  $4,667,680 $736,645 $27,832,656 $89,410,496
                                                ================================================================================================

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES — ACCOUNT 920

----------------------------------- -------------------------------------------------------------------------------
                                                      DEPARTMENTAL SALARY EXPENSE
                                    -----------------------------------------------------------------    NUMBER
        NAME OF DEPARTMENT                                    INCLUDED IN AMOUNTS BILLED TO             PERSONNEL
                                                     ------------------------------------------------
     INDICATE EACH DEPARTMENT            TOTAL           PARENT           OTHER            NON-          END OF
       OR SERVICE FUNCTION              AMOUNT          COMPANY        ASSOCIATES       ASSOCIATES        YEAR
----------------------------------- ---------------- --------------- ---------------- --------------- --------------

Information Systems                  $  19,751,062         133,222       19,617,840           -              227
Meters and Transportation               10,396,256               -       10,396,256           -              168
Electric System Maintenance              6,940,792           2,893        6,937,899           -               78
Marketing and Customer Relations        16,825,152               9       16,825,143           -              350
Electric Transmission and
   Distribution Engineering and
   Construction                         21,994,084           2,259       21,991,825           -              287
Power Engineering and Construction      31,497,052           1,218       31,495,834           -              408
Human Resources                         47,260,296       2,208,924       45,051,372           -               89
Materials Management                     5,166,501           6,708        5,159,793           -               67
Facilities                               2,677,685          24,878        2,652,807           -               68
Accounting                               9,721,327         439,443        9,281,884           -              163
Power Planning                          52,103,801          16,114       52,087,687           -              600
Public Affairs                           4,406,921         312,912        4,094,009           -               47
Legal                                   10,753,232         142,015       10,611,217           -              102
Rates                                    2,129,219               -        2,129,219           -               24
Finance                                 40,488,572       1,400,959       39,087,613           -              215
Right of Way                               922,620               -          922,620           -               15
Internal Auditing                          362,358          16,886          345,472           -                5
Environmental Affairs                    3,478,648          28,976        3,449,672           -               46
Fuels                                    3,154,593               -        3,154,593           -               28
Investor Relations                         336,916          32,647          304,269           -                3
Planning                                   290,824          28,181          262,643           -                3
Executive                               13,819,560         561,483       13,258,077           -               85
                                      ------------     -----------       ----------    ------------   -----------

               Total                 $ 304,477,471       5,359,727      299,117,744           -            3,078
                                      ============     ===========      ===========    ============   ===========

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED — ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

          FROM WHOM PURCHASED (1)                                        DESCRIPTION                                 AMOUNT
          -----------------------                                        -----------                                 ------

 Audit and Financial Services:
 Deloitte & Touche LLP                        Audit and Financial Consulting Services                              $  3,980,809
 PriceWaterhouseCoopers LLP                   Internal Audit and Sarbanes-Oxley Services                              6,887,703
                                                                                                                 ----------------
                                                 Sub-Total                                                           10,868,512

 Legal Services:
 AEMS LLC                                     Legal Services                                                            201,623
 Baker & Hostetler LLP                        Legal Services                                                            111,228
 Hogan & Hartson                              Legal Services                                                            153,426
 Latham & Watkins                             Legal Services                                                            369,313
 Plews, Shadley, Racher & Braun               Legal Services                                                            572,899
 Porter, Wright, Morris & Arthur              Legal Services                                                            550,915
 Sidley, Austin, Brown & Wood LLP             Legal Services                                                            384,581
 Skadden, Arps, Slate, Meagher & Flom, LLP    Legal Services                                                          1,570,506
 Tabors Caramanis & Associates, Inc.          Legal Services                                                            394,657
 Thompson Hine & Flory LLP                    Legal Services                                                            261,982
                                                                                                                    ---------------
                                                 Sub-Total                                                            4,571,130
 Other Services:
 Accenture LLP                                Project Consulting Services                                               250,300
 ADP Investor Communication Services Inc.     Shareholder Consulting Services                                           309,950
 ADT Security Systems                         Security Services                                                         122,505
 AJW, Inc.                                    Environmental Consulting Services                                         189,131
 Avatar Communications Group                  Public Relations Consulting Services                                      118,033
 Axentis                                      Consultant - Sarbanes-Oxley Implementation                                129,206
 Cambridge Energy Research Associates, Inc.   Energy Market Consulting Services                                         243,813
 Cap Gemini Ernst & Young U.S. LLC            Data Warehouse Project Consulting Services                                104,385
 Centennial, Inc.                             Information Technology Consulting Services                                283,333
 Comensura, Inc.                              Information Technology Contractor                                       1,753,793
 Corporate Election Services                  Shareholder Consulting Services                                           124,288
 CSC Consulting, Inc.                         Information Technology Consulting Services                              5,324,509
 Cyberdyne Systems, Inc.                      Information Technology Consulting Services                                159,076
 The Dutko Group LLC                          Public Affairs Consulting Services                                        102,468
 dbaDirect, Inc.                              Data Storage Support Services                                             530,126
 EHS Partners LLC                             Management Consulting Services                                          8,387,999
 EPRI                                         Environmental Consulting Services                                         162,250
 The Gallup Organization                      Human Resources Consulting Services                                       402,183
 Gerald Stewart                               Market Analysis Consulting Services                                       126,667

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED — ACCOUNT 923 (Continued)

           FROM WHOM PURCHASED (1)                                      DESCRIPTION                                  AMOUNT
           -----------------------                                      -----------                                  ------

  Other Services (Continued):
  The Hennegan Company                        Creative Design Consulting                                                256,020
  Henry Jones                                 Project Consulting Services for Commercial Business Unit                  109,931
  Hewitt & Associates LLC                     Benefit Consulting and Administration Services                            219,590
  Hewlett-Packard                             Information Technology Consulting Services                              1,442,454
  IBM Corp.                                   Information Technology Consulting Services                              1,192,325
  ICF Consulting                              Environmental Consulting Services                                         226,162
  Indus International Inc.                    Information Technology Consulting Services                                408,256
  Internet Security Systems, Inc.             Information Technology Consulting Services                                234,215
  KEMA Inc.                                   Management Consulting Services                                          2,671,273
  Lucrum, Inc.                                Information Technology Consulting Services                              1,106,201
  Manpower, Inc.                              Contract Labor Services                                                   261,693
  Mercer Human Resource Consulting            Human Resource Consulting Services                                        148,571
  MRE Consulting, LTD                         Information Technology Consulting Services                                323,952
  National City Bank                          Executive Consulting Services                                             726,715
  Pantellos Group Limited                     Management Consulting Services                                            270,517
  Personnel Decisions International           Management Consulting Services                                            122,692
  Richard DiMichele                           Marketing & Trading Consulting Services                                   207,242
  Risk Management Alternatives                Risk Management Consulting Services                                     1,384,923
  Sapient Corporation                         Risk Analytics Consulting Services                                      2,485,594
  Science Applications International Corp.    Supply Management Design & Strategic Sourcing Consulting Services         236,321
  Strategic Decisions Group                   Risk Management Consulting Services                                       425,574
  TechOptimus Consulting Inc.                 Information Technology Consulting Services                                618,130
  Triple Point Technology, Inc.               Information Technology Consulting Services                                730,268
  Wackenhut Corp.                             Security Services                                                         612,195
  WESCO Distribution Inc.                     Management Consulting Services                                            305,060
  Wheels Inc.                                 Transportation Management Services                                        227,959
  Other (2)                                                                                                           6,357,139
                                                                                                                -----------------
                                                  Sub-Total                                                          42,134,987
                                                                                                                -----------------
                                                 Total Outside Services                                           $  57,574,629
                                                                                                                =================
(1)	All companies from which Services purchased outside services were non-associated companies, unless otherwise noted.

(2)	Outside services performed that did not meet the $100,000 amount totaled 581.

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS — ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

              DESCRIPTION                               AMOUNT
              -----------                               ------

Pension                                             $  36,400,545
Deferred Profit Sharing Contributions                   2,470,912
Postretirement                                          9,480,417
Medical/Dental insurance                               23,813,161
401(k) contributions                                    9,985,919
Life Insurance                                          1,583,407
Work Life Programs                                      1,435,673
Wellness Programs                                         214,454
Employee Assistance Programs                               58,201
Tuition Reimbursement                                     643,312
Long-Term Disability                                      391,653
Benefit Administration                                    558,670
                                                    -------------

                  TOTAL                             $  87,036,324
                                                    =============

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES — ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

   DESCRIPTION                              NAME OF PAYEE                            AMOUNT
   -----------                              -------------                            ------

   Advertising Fees - Customer Education    Amity Unlimited, Inc.                  $  20,564
                                            Roman Brandgroup Inc.                    152,337
                                            Color Brite Fabrics & Display             13,785
                                            Moore Wallace North America                8,443

   Various (1)                                                                         7,411
                                                                                   ---------

                                                    TOTAL                          $ 202,540
                                                                                   =========
(1)	No amount in excess of $3,000 was applicable to a single payee.

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES — ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses”, classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.

          DESCRIPTION                                              AMOUNT
          -----------                                              ------

    Information Systems Consulting and Services               $  7,730,732
    Company Membership Fees and Dues                             3,025,341
    Directors' Fees                                              2,243,252
    Relocation Expenses                                             25,496
    Miscellaneous Stores and Transportation Expenses             1,566,014
    Customer Records and Collections                               937,492
    Other Miscellaneous Items                                    3,120,178
                                                              ------------

                                TOTAL                         $ 18,648,505
                                                              ============

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

RENTS — ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                   TYPE OF PROPERTY                          AMOUNT
                   ----------------                          ------

          Transportation                                 $      83,053
          Facilities                                        24,719,948
          Telecommunication Equipment                           30,469
          Office Equipment                                   1,084,866
          Computer Hardware and Software                    15,145,798
          Other                                                171,218
                                                         -------------

                            TOTAL                        $  41,235,352
                                                         =============

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES — ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

                 KIND OF TAX                                      AMOUNT
                 -----------                                      ------

     Other Than U.S. Government Taxes:

           Property Taxes                                      $    176,653
           Indiana Gross Income Tax                                     283
           Franchise Tax                                                666
           State Unemployment                                        92,619
           Other Income and Deductions                                3,036
           General Tax                                               (2,862)
                                                               -------------

                                          Sub-total                 270,395
     U.S. Government Taxes:

           Social Security Taxes                                 18,607,044
           Federal Unemployment                                     202,250
                                                               -------------

                                          Sub-total              18,809,294
                                                               -------------

                                          TOTAL                $ 19,079,689
                                                               =============

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

DONATIONS — ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     NAME OF RECIPIENT                  PURPOSE OF DONATION            AMOUNT
     -----------------                  -------------------            ------

                                                                    $       -
                                                                    ----------

                                               TOTAL                $       -
                                                                    ==========

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

OTHER DEDUCTIONS — ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

 DESCRIPTION                               NAME OF PAYEE            AMOUNT
 -----------                               -------------            ------

 Tax related penalty
                                     Louisiana Dept. of Revenue     $  72
                                     Kenton County                    106
                                                                    -----
                                                   TOTAL            $ 178
                                                                    =====

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

Schedule XVIII — NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV — Notes to Financial Statements.

          Annual Report of Cinergy Services, Inc.

          For the Year Ended December 31, 2004

                                                        ORGANIZATION CHART
                                                                 |
                                      Chairman of the Board, President, and Chief Executive Officer
                                                            - Executive
                                                                 |
----------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                  Corporate                      Executive Vice        Executive Vice
Executive Vice   Vice President                   Secretary   Executive Vice    President & Chief     President & Chief       Executive Vice
 President &     & Chief         Executive        & Chief    President & Chief  Executive Officer,     Executive Officer,    President, Chief    Senior Vice
Chief Financial  Procurement   Vice President,   Compliance   Administrative   Regulated Businesses      Commercial          Legal Officer &   President & Chief
 Officer         Officer      Corporate Services  Officer       Officer           Business Unit         Business Unit      Assistant Secretary   Risk Officer
----------------------------------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------------
-Accounting      -Materials      -Finance         -Legal     -Facilities         -Electric System       -Environmental        -Legal            -Finance
-Finance            Management   -Planning                   -Finance                Maintenance           Affairs                              -Internal Audit
-Investor                                                    -Human Resources    -Electric              -Finance                                -Planning
   Relations                                                 -Information Systems    Transmission &     -Fuels
-Planning                                                    -Meters and             Distribution,      -Marketing and
                                                                Transportation       Engineering &         Customer Service
                                                             -Public Affairs         Construction       -Planning
                                                                                 -Environmental Affairs -Power Engineering
                                                                                 -Finance                  and Construction
                                                                                 -Marketing and         -Power Planning
                                                                                    Customer Relations
                                                                                 -Meters and
                                                                                    Transportation
                                                                                 -Planning
                                                                                 -Power Planning
                                                                                 -Public
                                                                                    Affairs
                                                                                 -Rates
                                                                                 -Right of Way

----------------------------------------------------------------------------------------------------------------------------------------------------------------

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1. Sales Ratio

A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2. Electric Peak Load Ratio

A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3. Number of Customers Ratio

A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4. Number of Employees Ratio

A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

5. Construction Expenditures Ratio

A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

6. Circuit Miles of Electric Distribution Lines Ratio

A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

METHODS OF ALLOCATION — continued

7. Number of Central Processing Unit Seconds Ratio

A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

8. Revenues Ratio

A ratio based on total revenues for the immediately preceding twelve calendar months, the numerator of which is for a non-utility Client Company or Service Company Function and the denominator of which is for all Client Companies and/or the Service Company. This ratio will be determined annually or at such time as may be required due to a significant change.

9. Direct Cost Ratio

A ratio, based on the direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and non-utility). This ratio will be determined annually, or at such time as may be required due to a significant change.

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2004:     None

Annual Report of Cinergy Services, Inc.

For the Year Ended December 31, 2004

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                       Cinergy Services, Inc.
                                                 ------------------------------------
                                                    (Name of Reporting Company)

                                                 By: /s/      Lynn J. Good
                                                 -----------------------------------
                                                  (Signature of Signing Officer)

                                         Lynn J. Good, Vice President Finance and Controller
                                        -----------------------------------------------------
                                            (Printed Name and Title of Signing Officer)

Date:  April 28, 2005